

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2013

<u>Via E-mail</u>
Noah Tan
President
Ezagoo Inc.
F/L 6th, Super Star Entrepreneurial Base
Lujing Road, High-tech Zone
ChangSha, China

> **Re: Ezagoo Inc.**
> **Registration Statement on Form 10**
> **Filed October 24, 2013**
> **File No. 000-55095**

Dear Mr. Tan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Please note that this filing will become effective automatically 60 days after the date you initially filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You could then refile when you are prepared to resolve the comments. Please file your request for withdrawal before the automatic effectiveness date.

If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please revise your registration statement to:

    • Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Risk Factors, page 3

2. Please add a risk factor to explain the reasons for and effect of the language in your auditor's report about your ability to continue as a going concern.

3. Please add a risk factor to explain the risks regarding difficulties in attempting to enforce judgments against your non United States resident directors and officers.

Management intends to devote only a limited amount of time, page 4

4. Please revise your disclosure to clarify what you mean by "very limited" when describing how much time your management will devote to your business, such as the number of hours per week management will dedicate to your business.

There is currently no trading market for our common stock, page 7

5. Please update the disclosure in your risk factors about Rule 144. For example, why do you include disclosure in the risk factor about the January 21, 2000 letter given the more recent updates to Rule 144?

Management's Discussion and Analysis, page 10

6. To the extent possible, please revise your disclosure to provide estimates of the costs mentioned in items (i) and (ii) on page 10.

7. Please reconcile your disclosure in the third paragraph of this section that you believe you will be able to meet the costs "through the use of funds in [y]our treasury" with your disclosure on page 11 that you have $0 in cash and "no sources of loans." In addition, we note on page 16 that you are authorized to issue 10,000 shares and that you have issued 10,000 shares as of October 16, 2013. Please clarify how you intend to meet your costs.

Directors and Executive Officers, page 12

8. Please identify who is performing the functions of chief executive officer and principal financial officer.

Certain Relationships and Related Transactions, page 14

9. Please provide disclosure required by Item 404 of Regulation S-K regarding the payables due to a related party mentioned on your balance sheet. Include the repayment terms and interest rate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tom Jones at (202) 551-3602 or Daniel Morris, Special Counsel, at (202) 551-3314 with any questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via e-mail): Thomas Wardell, Esq.